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EXHIBIT 12.1

STEEL DYNAMICS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	2000	2001	2002	2003	2004

Interest expense, including amortization of debt issuance costs	$21,038	$21,015	$38,513	$38,568	$45,355
Capitalized interest	17,477	13,993	11,413	7,820	6,935

Fixed charges (a)	38,515	35,008	49,926	46,388	52,290
Income before taxes and extraordinary items	84,485	5,113	124,477	75,437	475,033
Amortization of capitalized interest	1,501	1,597	2,932	3,859	3,670
Less capitalized interest	(17,477)	(13,993)	(11,413)	(7,820)	(6,935)

Adjusted earnings (b)	$107,024	$27,725	$165,922	$117,864	$524,058

Ratio (b) / (a)	2.78x	0.79x	3.32x	2.54x	10.02x

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs. In 2001, our earnings were insufficient to cover our fixed charges by $7.3 million.

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